SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                             BELLAVISTA CAPITAL, INC.
                            (Name of Subject Company)

  MPF-NY 2005, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE
   PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY
FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF
  DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC;
                         MACKENZIE PATTERSON FULLER, LP

                                    (Bidders)
                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                             Copy to:
Christine Simpson                            Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.             MacKenzie Patterson Fuller, Inc.
1640 School Street                           1640 School Street
Moraga, California  94556                    Moraga, California  94556
(925) 631-9100 ext.224                       (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                    Transaction                  Amount of
                     Valuation*                  Filing Fee
                     ----------                  ----------

                    $2,250,000                     $240.75

* For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.25 per Share in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $240.75
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: April 14, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC;
MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC (collectively the "Purchasers") to purchase up to 1,000,000 shares of common stock (the "Shares") in BellaVista Capital, Inc. (the "Corporation"), the subject company, at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between April 14, 2006 (the "Offer Date") and May 26, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 615,877 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1,231,232 Shares, or approximately 8.2% of the total outstanding Shares. These shares were allocated among the Purchasers as follows:

MPF-NY 2006, LLC, 92,382; MPF FLAGSHIP FUND 11, LLC, 71,111; MPF BLUE RIDGE FUND I, LLC, 53,333; MPF BLUE RIDGE FUND II, LLC, 13,333; MACKENZIE PATTERSON SPECIAL FUND 5, LLC, 33,333; MACKENZIE PATTERSON SPECIAL FUND 6, LLC, 26,667; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC, 22,222; MACKENZIE PATTERSON SPECIAL FUND 7, LLC, 44,444; MPF INCOME FUND 22, LLC, 44,444; MPF DEWAAY FUND 3, LLC, 44,444; MPF DEWAAY PREMIER FUND 3, LLC, 111,111; MPF SENIOR NOTE PROGRAM, LP, 59,053.

                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2006

MPF-NY 2005, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC;
MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 23, LLC; SUTTER OPPORTUNITY FUND 3, LLC


By:  /s/ Chip Patterson
     ---------------------------
     Chip Patterson, Senior Vice President of Manager or
     General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:  /s/ Chip Patterson
     Chip Patterson, Senior Vice President